File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2008

(Filed January 10, 2008)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated January 10, 2008

Release

Vitro signs an agreement with FIDE to implement programs for energy savings

  Expectations are for energy savings of up to 5% in the first stage.

  The agreement covers all of the Vitro facilities in the country.

San Pedro, Garza Garcia, Nuevo Leon, Mexico, January 10, 2008.- Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA) For the purpose of making all of the industrial facilities of Vitro in the country more energy efficient through the reduction in the amount of greenhouse emissions, the company today signed an agreement with the Electric Energy Savings Mexican Commission (FIDE).

The document specifies that Vitro, in addition to developing energy savings programs, will conduct massive awareness programs on the subject, will promote the substitution of high energy consuming equipment for more energy efficient ones and will expand the technical training of its affiliates on the subject of energy efficiency in all of its installations in Mexico.

For its part FIDE will promote energy savings programs within Vitro's manufacturing facilities, to workers and suppliers and will help finance the purchase of high energy efficient equipment.

The agreement, which becomes effective today, was signed by Enrique Osorio, Chief Financial Officer and Alejandro Sanchez Mujica, Executive Vice-President Legal and General Council , on behalf of Vitro and by Pablo Realpozo Del Castillo, General Director of FIDE and Jose Luis Hernandez Galan, Assistant Director for Regional Projects and Development of the same organization.

Referring to the agreement, Enrique Osorio commented that "during the current year we will be conducting energy diagnostics on which we will base the action plans that will allow us to achieve the desired energy savings in our plants. Nevertheless, in this first stage we are expecting to be able to achieve energy savings in the range of 3% to 5%".

He added that the projects undertaken in the Vitro manufacturing plants may include energy diagnostics and the replacement of inefficient equipment with more energy efficient ones, which will be financed by FIDE at preferential rates that will be paid on the basis of the realized energy savings.

Alejandro Sanchez Mujica pointed out that "Vitro voluntarily has embarked on important initiatives to meet or surpass national and international standards for environmental protection; convinced that the true progress of a company does not only focus on economic objectives but also must be respectful of the environment, worker safety and environmental protection of the communities where we conduct business".

He emphasized that through more efficient energy savings, we will avoid thousands of tons of harmful contaminant emissions and greenhouse effect gases that contribute to global warming.

"This initiative will permit the implementation of action plans for electrical energy savings in the Vitro plants, engage the use of highly energy efficient equipment and promote the creation of a culture of energy savings among company employees while significantly reducing energy consumption without compromising the quality of the products they produce", pointed out Pablo Realpozo Del Castillo.

He added that through this effort the Vitro companies not only will become more competitive by reducing electric energy costs through integration of state of the art technology, but they will be contributing to the preservation and conservation of the environment.

As the agreement goes into effect immediately upon its signing, the different Vitro facilities can present their proposals for energy savings to FIDE as of today.

The agreement contemplates the certification of the products manufactured by Vitro as having contributed to the efficient use of electric energy. The "FIDE Seal" identifies those outstanding products that save energy in their manufacturing process while enhancing the prestige of the brand.

"In the case of flat glass a great opportunity presents itself, since thermal glass is used in construction projects for housing and commercial applications which generates a reduction in heating and cooling needs in the homes and buildings where it is used and, therefore, the end result is less dependence on electrical energy", he assured.

The signing of this agreement adds to the multiple efforts of Vitro to promote sustainable development by implementing initiatives that seek to increase our competitiveness while at the same time promote a cleaner environment and a safer work place.

Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is a leading participant in two distinct types of: flat glass and glass containers. The Vitro companies manufacture products for a variety of markets, including construction and automotive glass; beverage, cosmetic, pharmaceuticals, food, liquor, and wine glass containers. Vitro also produces raw materials and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 and based in Monterrey, Mexico Vitro subsidiaries have facilities and a significant distribution network in nine countries, located in North, Central and South America, and Europe, and export products to more than 40 countries worldwide. For more information, you can access Vitro's Website at:http://www.vitro.com

For further information, please contact:

Investor Relations Adrian Meouchi / Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com	Media Relations Albert Chico Vitro, S.A.B. de C.V. + (52) 81-8863-1661 achico@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: January 10, 2008